KRIPTECH INTERNATIONAL CORP.

21/37 moo 4, Bangrak, Bophut, Koh Samui,

Surat Thani Province, Thailand 84320

Tel.  (424) 265-6700

Email: kriptechint@gmail.com

April 25, 2017

Mr. Courtney L. Lindsay

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Kriptech International Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed March 16, 2017

       File No. 333-214815

Dear Mr. Lindsay,

Kriptech International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated April 11, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 16, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Plan of Operation, page 19

1. We note your disclosure that you are a development stage company with limited operations. Please expand your Plan of Operations section to discuss the company’s progress thus far in securing customers.

Response: We have expanded our Plan of Operation section to discuss the company’s progress.

Results of Operations, page 22

2. You disclose that you recently commenced operations and generated $1,500 in revenue for the period ended December 31, 2016. Please expand your disclosure to include your analysis of this revenue and describe any other significant components of revenues or expenses that, in your judgment, should be described in order to understand the results of operations.

Response: We expanded our disclosure to include our analysis of revenue and described other components of revenues.

Description of Business, page 24

3. Please expand the description of your business to provide more information on your current and intended services, taking into account your limited resources after the offering and that your employees appear to be located in Taiwan. For example, disclose on what countries you will focus when providing consulting and to what individuals you will offer your services. Clarify why you state under “Revenue” on page 27 that some of your main income streams are likely to come from services other than visa consulting services. To provide context, discuss the services you have already provided that resulted in revenues of $1,500.00.

Response: We have expanded the description of our business to provide more information on our current and intended services.

Government Regulation, page 26

4. In your Government Regulations section you state that you do not believe that governmental regulations will have a material impact on the services you provide. However, the services you provide are based entirely on the interpretation of government regulations. Consider expanding your disclosure to discuss whether there are government regulations pertaining to your services, such as registration requirements or the need for licenses, including a law license.

Response: We have expanded our disclosure to discuss whether there are government regulations pertaining to our services.

5. We note that you are headquartered in Thailand. Please expand your Government Regulations section, or where you deem appropriate, to discuss any applicable government regulations that may affect a shareholder’s right to enforce judgments against the company and its officers and director. To provide context, disclose the location and nationality of your officers and director.

Response: In response to these comment, we have added additional risk factor stating that our shareholders may have difficulty in enforcing any judgment against our company and our executive officers as they are residing in Thailand.

Directors, Executive Officers, Promoter and Control Persons, page 28

6. You disclose on page 28 that Mr. Antontcev is an officer and director and Mr. Zausayev is an officer. You also disclose on page 27 that both of these individuals are employees. Please clarify why you refer to Mr. Antontcev as your sole officer and director in the risk factors on pages 11 and 12. Also disclose how much time each officer will be devoting to the company.

Response: We have clarified the information in the mentioned risk factors. We have also disclosed how much time each officer will be devoting to the company.

Director Compensation, page 30

7. Please remove Aleksandr Zausayev from your director compensation table since Mr. Zausayev is not a director.

Response: We have removed Mr. Aleksandr Zausayev from our director compensation table.

Available Information, page 37

8. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Response: We do not plan to register our class of common stock under Section 12 of the Exchange Act.

We have added a risk factor that informs stockholders of the possibility that our Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event.

We have revised the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Notes to the unaudited Financial Statements, for the three months period ended December 31, 2016

Summary of Significant Accounting Policies

Revenue Recognition, page F-14

9. Please revise your revenue recognition policy to disclose how you accounted for the revenue earned for consulting including the timing of the recognition. In your response, please tell us why the signing of a consulting agreement on December 14, 2016 results in the recognition of revenue in the current period.

Response: We have revised our revenue recognition policy to disclose how we accounted for the revenue earned for consulting including the timing of the recognition.

Exhibits

10. Please file as an exhibit the subscription agreement you reference at page 33. Please refer to Item 601(b)(4) of Regulation S-K.

Response: We have filed a form of the subscription agreement as an exhibit 99.1.

Please direct any further comments or questions you may have to the company at kriptechint@gmail.com

Thank you.

Sincerely,

/S/ Anatolii Antontcev

Anatolii Antontcev, President